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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              ------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                        MCI Communications Corporation
               -------------------------------------------------
                               (Name of company)

                                 Common Stock
                 ---------------------------------------------
                        (Title of class of securities)

                                   552673105
                                --------------
                                (CUSIP Number)

                                Colin R. Green
                       Secretary and Chief Legal Adviser
                        British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                           London EC1A 7AJ, England
                        Tel. No.: (011) 44-71-356-5000
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 16, 1997
         -------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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          This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), as amended by Amendment No. 1, filed November 3, 1996, by Amendment No. 2, filed December 5, 1996, by Amendment No. 3, filed August 21, 1997 and by Amendment No. 4, filed August 22, 1997 (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 5 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share (the "Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company").

          The following amendment to Item 4 of the Schedule 13D is hereby made:

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 is supplemented as follows:

     On October 16, 1997, the Reporting Person sent a letter to the Company, by which the Reporting Person and the Company gave consent to each other to conduct discussions with WorldCom, Inc., a Georgia corporation ("WorldCom"), and GTE Corporation, a New York corporation ("GTE"), relating to their respective acquisition proposals concerning the Company. A copy of this letter is attached hereto as Exhibit 10.

          The following amendment to Item 7 of the Schedule 13D is hereby made:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is supplemented as follows:

          10. Letter, dated October 16, 1997, from the Reporting Person to the Company.
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Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 16, 1997                BRITISH TELECOMMUNICATIONS PLC

                                       By /s/ Jack Greenberg
                                         ---------------------------------------
                                         Name: Jack Greenberg
                                         Title: Director, Group Legal Services,
                                                Global Communications
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                                 EXHIBIT INDEX


Exhibit    Description
-------    -----------
1.         Amended and Restated Investment Agreement, dated as of January 31,
           1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3.         First Amendment, dated as of September 29, 1994, to the Investment
           Agreement, between the Reporting Person and the Company.

4. Agreement and Plan of Merger, dated as of November 3, 1996, among the Reporting Person, the Company and Tadworth.

5.         Reporting Person press release, dated November 3, 1996.

6.         Reporting Person press release, dated August 21, 1997.

7.         Amendment Agreement, dated as of February 14, 1997, among the
           Reporting Person, the Company and Tadworth.

8.         Amendment Agreement No. 2, dated as of August 21, 1997, among the
           Reporting Person, the Company and Tadworth.

9.         Reporting Person press release, dated August 22, 1997.

10.*       Letter, dated October 16, 1997, from the Reporting Person to the
           Company.

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*          Filed herewith.